UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 5, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting held on November 5, 2018

On November 5, 2018, Pacific Drilling S.A. (the "Company") held an Extraordinary General Meeting of Shareholders, at which the following resolutions were approved:

1.

The shareholders acknowledged and confirmed that the board of directors of the Company has presented the common draft terms of merger dated 3 October 2018 (the “CTM”) related to the merger by absorption of (i) Pacific Drilling First Lien Escrow Issuer Limited, a private company limited by shares governed by the laws of the British Virgin Islands, having its registered office at Trident Chambers, P.O. Box 146, Road Town, Tortola, VG1110, British Virgin Islands, and registered with the BVI Registrar of Corporate Affairs under number 1990684 and (ii) Pacific Drilling Second Lien Escrow Issuer Limited, a private company limited by shares governed by the laws of the BVI, having its registered office at Trident Chambers, P.O. Box 146, Road Town, Tortola, VG1110, British Virgin Islands, and registered with the BVI Registrar of Corporate Affairs under number 1990678 (collectively the “Absorbed Companies”), by the Company (the “Acquiring Company”),  the merger being implemented by way of transfer, following the dissolution without liquidation, of all assets and liabilities without exception or reservation of the Absorbed Companies to the Acquiring Company, and said CTM has been published with the Recueil Electronique des Sociétés et Associations, under number L180197161 on 4 October 2018 (the “Merger”);

2.	The shareholders acknowledged the directors’ report prepared pursuant to article 1021-5 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Law”);

3.

The shareholders acknowledged that the Merger is carried out under the simplified process, and that an examination of the CTM by independent experts or an expert report under article 1021-6 of the Law is not required;

4.

The shareholders acknowledged that the documents pertaining to the Merger were made available for inspection of the shareholders at the registered office of the Company, and therefore the obligations under article 1021-7 of the Law have been fulfilled;

5.

The shareholders resolved to approve the Merger and realization of the Merger by absorption of the Absorbed Companies by the Acquiring Company as set forth in the CTM, such Merger to be perfected and effective from the date of publication of minutes of the Meeting with the Recueil Electronique des Sociétés et Associations in accordance with article 1021-16 (1) of the Law (the “Effective Date of the Merger”);

6.

The shareholders authorized any director, day-to-day manager or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen S.A. (each an “Authorized Person”, and collectively, the “Authorized Persons”) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions taken hereby and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.

The Company anticipates that the Merger, which is part of the transactions necessary to implement the Plan (as defined below), will become effective upon the date of the Extraordinary General Meeting of shareholders to be held on November 19, 2018 described below.

Notice of Extraordinary General Meeting to be held November 19, 2018

On November 9, 2018, the Company issued a press release announcing that it has provided a Notice of Extraordinary General Meeting of Shareholders and Proxy Statement (the “Notice”) to its shareholders of record as of September 28, 2018 for an Extraordinary General Meeting scheduled for November 19, 2018 (the “EGM”).  A copy of that release is attached to this report on Form 6-K as Exhibit 99.1.

At the EGM, the Company’s shareholders will be asked to approve several matters necessary to implement the Plan, including a reverse stock split, amendments to the Company’s Articles of Association, and the appointment of new directors to serve as the Company’s post-emergence Board of Directors.

A copy of the Notice, including a special report of the Board to the shareholders, is attached to this report on Form 6-K as Exhibit 99.2.   Also attached to this report on Form 6-K as Exhibit 99.3 are the proxy cards relating to the EGM.

Chapter 11 Proceedings Anticipated Effective Date and Emergence

As previously reported, on November 2, 2018, the Bankruptcy Court issued a written order approving Pacific Drilling S.A.’s (and the debtors named therein) Modified Fourth Amended Joint Plan of Reorganization (the “Plan”).

The Company anticipates that promptly following the EGM on November 19, 2018, the Merger will become effective, the Company’s Board will approve the other transactions necessary to implement the Plan, and the Company will emerge from its Chapter 11 proceedings.

The press release shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, unless the Company specifically incorporates the information by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

By filing this report on Form 6-K and furnishing this information, the Company makes no admission as to the materiality of any information contained in this report.  The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although the Company may do so from time to time as management believes is warranted.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our Plan; and the potential effective date of the Plan.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plan and continue as a going concern in the long term; our ability to satisfy all conditions to the effectiveness of the Plan and to consummate our Plan in accordance with the terms of the Plan; the effects of our Chapter 11 proceedings on our future operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the potential adverse effects of our Chapter 11 proceedings on our future liquidity, results of operations, or business prospects; the outcome of pending litigation and arbitration matters; increased advisory costs including administrative and legal costs to complete our Plan and other litigation; the cost, availability and access to capital and financial markets, including the ability to secure new financing after the effective date of our Plan; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

The following exhibits are filed as part of this Form 6-K and are incorporated herein by reference:

Exhibits

The following exhibits are filed as part of this Form 6-K and are incorporated herein by reference:

Exhibit	Description

99.1	Press Release announcing a Notice of Extraordinary General Meeting of Shareholders
99.2	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.3	Extraordinary General Meeting Proxy Cards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	November 9, 2018	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary